123 South Front Street, Memphis, TN 38103 Phone (901) 495-6500

May 8, 2008

United States Securities and Exchange Commission
Attn: H. Christopher Owings
100 F Street, NE
Washington, DC 20549

RE:	Form 10-K for Fiscal Year Ended August 25, 2007 Filed October 22, 2007 Definitive Proxy Statement filed on Schedule 14 A Filed October 22, 2007 File No. 1-10714

Dear Mr. Owings:

Below is our response to your questions in your letter dated April 17, 2008. We have repeated your question and replied in bold immediately under the question.

Form 10-K for Fiscal Year Ended August 25, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

1.
Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note that you discuss trends in your Risk Factors. For example, you discuss the trend concerning the quality of vehicles and the length of the original manufacturers’ warranty or the trend of the merger of vendors you purchase from. Discuss whether you expect these trends to continue and their impact on your business. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company, and

•	Material opportunities, challenges, and

•	Risk in short and long term and the actions you are taking to address them.

See item 303 of Regulation S-K and SEC Release No. 33-8350.

AutoZone response:

To address the Staff’s comment, beginning with our Form 10-Q for the fiscal quarter ending May 3, 2008, we will include an executive level overview in Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) that discusses the quarter activity and adds context for the remainder of the discussion. In our Form 10-K for the fiscal year ending August 30, 2008, we will expand the executive level overview and include economic and industry wide trends, uncertainties and factors that materially impact our business and provide insight into the opportunities, challenges and risks that we believe are associated with known material trends and uncertainties.

We will comment on key business initiatives and our progress in completing these initiatives. Lastly, we will consider the macro economic factors and material trends noted, and if necessary to prevent misleading information, we will provide additional disclosure on the related impact on our liquidity and results of operations, including whether we think the current trends may continue into the future.

Definitive Proxy Statement filed on Schedule 14A

Compensation of Directors, page 9

2.
In the narrative you provide that accompanies the compensation table, please revise to discuss why the board has opted to change the AutoZone’s director compensation structure. Specifically, please address why you will give non-employee directors the ability to choose between two compensation options, the Base or the Supplemental Retainer with a smaller annual stock option award.

AutoZone response:

To address the Staff’s comment in future AutoZone disclosures, beginning with our Proxy Statement for the Annual Meeting of Shareholders in December, 2008, and future filings, as applicable, we propose to revise our disclosure concerning compensation of directors to add an introductory paragraph explaining the rationale for giving non-employee directors a choice between two compensation options.

The decision to allow non-employee directors to choose between two compensation options was made in anticipation of future recruiting needs. The idea of providing a choice had its origins in feedback received by the Nominating and Corporate Governance Committee from some potential director candidates that the $40,000 fixed component of the annual retainer was low in comparison to the fixed component paid by other public companies. To address this concern, the board approved a system under which directors are given the option of selecting (a) the preexisting compensation formula, or, for those directors who prefer a larger fixed component, (b) a larger fixed component offset by a reduction in the stock option grant.

We also note that, regardless of whether a director elects option (a) or (b), a director receives a significant portion of his or her annual retainer in AutoZone common stock, since at least one-half of the fixed component of the supplemental retainer (as well as one-half of the fixed component of the base retainer) must be paid in AutoZone common stock.

Executive Compensation, page 17

Base Salary, page 19

3.
We note that you use the Hays Group and Mercer and Hewitt Associates surveys to “update the salary ranges annually.” Tell us what data, including the types of component companies, you utilize from these surveys and how this information assists you in updating your salary ranges annually.

AutoZone response:

It is important to stress that AutoZone’s Compensation Committee, in making decisions related to compensation of the named executive officers, uses executive pay within the salary ranges and other quantitative data (such as peer group proxy analyses) as context in reviewing compensation levels and approving pay actions. Other elements that the Committee considers are individual performance, Company performance, individual tenure, position tenure, and succession planning. The Hay Group, Mercer and Hewitt Associates surveys are utilized primarily to provide comparative data.

The salary data used to periodically adjust salary ranges is broad-based, including data submitted by hundreds of companies. Examples of the types of information contained in salary surveys include summary statistics (e.g., mean, median, 25th percentile, etc.) related to:

•	base salaries

•	variable compensation

•	total annual cash compensation

•	long-term incentive compensation

•	total direct compensation

The salary surveys we use cover both the retail industry and compensation data on a broader, more general public company universe. Multiple salary surveys are used, so that ultimately the data represent hundreds of companies and positions and thousands of incumbents, or people holding those positions. The surveys generally list the participating companies, and for each position “matched”, the number of companies and incumbents associated with the position. Subscribers cannot determine which information comes from which company.

The salary ranges which apply to the named executive officers, including the Principal Executive Officer, are part of the structure applicable to thousands of AutoZone’s employees. Salary ranges are usually updated annually. These “structure adjustments” are accomplished as follows:

AutoZone positions are each assigned to a salary grade. This is generally accomplished at the creation of a position, using the Hay job evaluation method, and jobs tend to remain in the same grade as long as there are no significant job content changes. Each grade in the current salary structure has a salary range associated with it. This range has a midpoint, to which we compare summary market salary data (generally median pay level) of the types discussed above. Over time, as the median pay levels in the competitive market change, as evidenced by the salary survey data, AutoZone will make appropriate adjustments to salary range midpoints so that on average, these midpoints are positioned at roughly 95% of the broader market. This process allows us to gauge competitiveness of base pay levels for individual positions as well as groups of positions without having to capture pay data specific to each position.

Annual Cash Incentive, page 19

4.
We note that you have disclosed the 2007 target objectives and that you have quantified these amounts in terms of dollars on page 26, however, you do not disclose the target and threshold percentage amounts for each named executive officer. Please revise to disclose the respective percentages here and state whether those amounts are adjusted annually. Please also explain how you allocate the total bonus awarded between the two target objectives, EBIT and ROIC. Although we can tell from the summary compensation table that the company achieved and exceeded these targets in 2007, please disclose here by how much.

AutoZone’s response:

To address the Staff’s comments in future AutoZone disclosures, beginning with our Proxy Statement for the Annual Meeting of Shareholders in December, 2008 and future filings, as applicable, we intend to revise our disclosure concerning the annual cash incentive as follows (to the extent the determinations and metrics remain unchanged):

Annual Cash Incentive. Executive officers and certain other employees are eligible to receive annual cash incentives (bonuses) each fiscal year based on the Company’s attainment of certain Company performance objectives set by the Compensation Committee at the beginning of the fiscal year. The annual cash incentive target for each position, expressed as a percentage of base salary, is based on both salary range and level within the organization, and therefore does not change annually. As a general rule, as an executive’s level of management responsibility increases, the portion of his or her total compensation dependent on Company performance increases.

The threshold and target percentage amounts for the named executive officers for fiscal 2007 are shown in the table below.

	Percentage of Base Salary
Name and Principal Position	Threshold	Target
William C. Rhodes, III	50%	100%
William T. Giles	30%	60%
James A. Shea	30%	60%
Harry L. Goldsmith	30%	60%
Robert D. Olsen	30%	60%

Annual cash incentives for executive officers are paid pursuant to the AutoZone, Inc. 2005 Executive Incentive Compensation Plan (“EICP”), our performance-based short-term incentive plan. Pursuant to the Plan, the Compensation Committee establishes incentive objectives at the beginning of each fiscal year. For more information about the EICP, see Discussion of Plan-Based Awards Table on page 27.

The actual bonus amount paid depends on Company performance relative to the target objectives. A minimum pre-established goal must be met in order for any bonus award to be paid, and the bonus award as a percentage of annual salary will increase as the Company achieves higher levels of performance.

The incentive objectives for fiscal 2007 and fiscal 2008 were based on the achievement of specified levels of earnings before interest and taxes (“EBIT”) and return on invested capital (“ROIC”). The total bonus award is determined based on the impact of EBIT and ROIC on AutoZone’s economic profit for the year, rather than by a simple allocation of a portion of the award to achievement of the EBIT target and a portion to achievement of the ROIC target. EBIT and ROIC are key inputs to the calculation of economic profit (sometimes referred to as “economic value added”), and have been determined by our Compensation Committee to be important factors in enhancing shareholder value. If both the EBIT and ROIC targets are achieved, the result will be a 100%, or target, payout. However, the payout cannot exceed 100% unless the EBIT target is exceeded (i.e., unless there is “excess EBIT” to fund the additional bonus payout). Additionally, when the aggregate bonus amount is calculated, if the resulting payout amount in excess of target exceeds a specified percentage of excess EBIT (currently 20%), then the bonus payout will be reduced until the total amount of the bonus payment in excess of target is within that specified limit.

The specific targets are tied to achievement of the Company’s operating plan for the fiscal year. In 2007, the target objectives were EBIT of $1,048.9 million and ROIC of 21.5%. The 2007 bonus awards for each named executive officer were based on the following performance:

(Amounts in $MMs)	EBIT	ROIC
Plan	$1048.9	21.5%
Final actual	$1054.0	22.9%
Difference	$5.1	148 bps

5.
We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn their annual cash incentive in 2008 because you believe it would result in competitive harm. If disclosure of the performance targets would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the company to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

AutoZone response:

We have not discussed the terms of the necessary targets to be achieved by our named executive officers to earn their annual cash incentive in 2008 for two primary reasons: first, such disclosure is not required because establishing proposed targets for our current 2008 fiscal year does not constitute an action with respect to executive compensation taken after the end of our fiscal year that could affect a fair understanding of the named executive officers’ compensation, nor are such targets material to an understanding of AutoZone’s compensation program. Second, such disclosures would likely be viewed by the market and our competitors as projections of future performance, providing third parties who are not our shareholders with information that would cause the Company competitive harm and creating market confusion.

In the comment, the Staff has requested that we provide certain additional disclosure regarding the likelihood of payment of target level of incentive compensation and to describe the discretion that may be exercised in granting incentive compensation. To address the Staff’s comment, we intend to revise our disclosure concerning incentive targets in future AutoZone filings, beginning with our Proxy Statement in connection with our Annual Meeting to be held in December 2008, in the following manner to discuss how easy or difficult it is for our named executive officers to earn incentive compensation and to disclose the level of discretion inherent in the process:

Our EBIT and ROIC performance targets are based on AutoZone’s operating plan and are highly confidential and competitively sensitive. We have a long-standing policy against giving financial guidance to securities analysts due to the competitive disadvantage that could result from our doing so. We believe that if we were to publish any financial projections, including any earnings information, our competitors would gain useful advance insight into our business strategy. Insofar as AutoZone is a leader in a highly competitive market, any such public disclosure could materially harm our competitive position within our industry.

Our Board of Directors participates in the creation of challenging financial and operating plans to be achieved by management. The Compensation Committee sets EICP targets each year based on these plans. Because the targets are confidential, we believe the best indication of the difficulty of achieving such targets is our track record. Over the last five years, annual EICP payouts have exceeded target three times and have been below target twice (bonus payments during this period of time have ranged from 68.5% to 165% of target). EBIT and ROIC performance targets are set based on a challenging operating plan created to ensure AutoZone’s success. Therefore, the incentive awards will only pay out at 100% if the company achieves the critical financial targets.

The Compensation Committee may in its sole discretion reduce the bonus awards paid to named executive officers. Under the EICP, the Committee may not exercise discretion in granting awards in cases where no awards are indicated, nor may the Committee increase any calculated awards. Any such “positive” discretionary changes, were they to occur, would be paid outside of the EICP and reported under the appropriate Bonus column in the Summary Compensation Table; however, the Committee has not historically exercised this discretion.

The Compensation Committee, as described in the EICP, may disregard the effect of one-time charges and extraordinary events such as asset write-downs, litigation judgments or settlements, changes in tax laws, accounting principles or other laws or provisions affecting reported results, accruals for reorganization or restructuring, and any other extraordinary non-recurring items, acquisitions or divestitures and any foreign exchange gains or losses on the calculation of performance.

AutoZone, Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions or if we can clarify any other issue that you may have.

AutoZone Inc.

By: /s/ WILLIAM C. RHODES, III
Chairman, President and
Chief Executive Officer
(Principal Executive Officer)